UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FiscalNote Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

337655 104

(CUSIP Number)

Manoj Jain

8/F Printing House

6 Duddell Street

Hong Kong

+852 3468 6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337655 104

1.	Names of Reporting Persons. Duddell Street Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 606,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 606,250
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 606,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Percentage is calculated based on 122,893,564 shares of Common Stock (as defined below) deemed issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q, filed on November 14, 2022.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Maso Capital Partners Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 37,307,481(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,307,481(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,307,481(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Maso Capital Partners Limited (“MCPL”) is the investment manager for Maso Capital Investments Limited (“MCIL”), Blackwell Partners LLC – Series A (“BW”) and Star V Partners LLC (“SV”). Thus, MCPL is the beneficial owner of (i) 3,450,320 Class A ordinary shares, par value $0.0001 per share (the “Common Stock”) of FiscalNote Holdings, Inc. (the “Issuer”) and 1,656,700 warrants to purchase Common Stock (“Warrants”), in each case, held by MCIL; (ii) 17,854,774 Common Stock and 5,231,400 Warrants, in each case, held by BW; and (iii) 7,002,387 Common Stock and 2,111,900 Warrants, in each case, held by SV.

(2)

Percentage is calculated based on 131,893,564 shares of Common Stock deemed issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q, filed on November 14, 2022 and assumes the exercise of the 9,000,000 Warrants.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Maso Capital Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,107,020(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,107,020(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,107,020(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 3,450,320 shares of Common Stock and 1,656,700 Warrants owned of record by MCIL.
(2)

Percentage is calculated based on 124,550,264 shares of Common Stock deemed issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q, filed on November 14, 2022 and assumes the exercise of the 1,656,700 Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Blackwell Partners LLC – Series A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 23,086,174(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,086,174(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,086,174(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 17,854,774 shares of Common Stock owned of record by BW and 5,231,400 Warrants owned of record by BW.
(2)

Percentage is calculated based on 128,124,964 shares of Common Stock deemed issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q, filed on November 14, 2022 and assumes the exercise of the 5,231,400 Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Star V Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 9,114,287(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,114,287(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,114,287(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 7,002,387 shares of Common Stock and 2,111,900 Warrants owned of record by SV.
(2)

Percentage is calculated based on 125,005,464 shares of Common Stock deemed issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q, filed on November 14, 2022 and assumes the exercise of the 2,111,900 Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Manoj Jain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,913,731 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,913,731 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,913,731 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 3,450,320 shares of Common Stock, and 1,656,700 Warrants owned of record by MCIL; (ii) 17,854,774 shares of Common Stock, and 5,231,400 Warrants owned of record by BW; (iii) 7,002,387 shares of Common Stock, and 2,111,900 Warrants owned of record by SV; and (iv) 606,250 shares of Common Stock owned of record by Duddell Street Holdings Limited (“Duddell”), for which Manoj Jain may be deemed to have beneficial ownership.

(2)

Percentage is calculated based on 131,893,564 shares of Common Stock deemed issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q, filed on November 14, 2022 and assumes the exercise of the Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

CUSIP No. 337655 104

1.	Names of Reporting Persons. Sohit Khurana
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,913,731 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,913,731 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,913(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 3,450,320 shares of Common Stock, and 1,656,700 Warrants owned of record by MCIL; (ii) 17,854,774 shares of Common Stock, and 5,231,400 Warrants owned of record by BW; (iii) 7,002,387 shares of Common Stock, and 2,111,900 Warrants owned of record by SV; and (iv) 606,250 shares of Common Stock owned of record by Duddell, for which Sohit Khurana may be deemed to have beneficial ownership.

(2)

Percentage is calculated based on 131,893,564 shares of Common Stock deemed issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q, filed on November 14, 2022 and assumes the exercise of the Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stock holders are excluded for purposes of this calculation.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this Amendment No. 1”) is being filed to amend the statement on Schedule 13D filed by Duddell Street Holdings Limited (“Duddell”), Maso Capital Partners Limited (“MCPL”), Maso Capital Investments Limited (“MCIL”), Blackwell Partners LLC – Series A (“BW”), Star V Partners LLC (“SVPL”), Manoj Jain, and Sohit Khurana (together, the “Reporting Persons”) on August 8, 2022 (the “Original Statement”), and relates to shares of the Class A Common Stock (the “Common Stock”) of FiscalNote Holdings, Inc., a Delaware Corporation (the “Issuer”).

The Original Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Original Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Original Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there were 131,893,564 shares of Common Stock issued and outstanding which is comprised of 122,893,564 shares issued and outstanding on October 31, 2022, as reported on the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus the exercise of the 9,000,000 warrants held by the Reporting Persons.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, the Reporting Persons may be deemed to beneficially own up to an aggregate of 37,913,731 shares of Common Stock, representing approximately 28.7% of the shares of Common Stock outstanding as of the Closing Date. This number includes (i) 3,450,320 shares of Common Stock (as defined below), and 1,656,700 Warrants (as defined below) owned of record by MCIL, (ii) 17,854,774 shares of Common Stock, and 5,231,400 Warrants owned of record by BW, (iii) 7,002,387 shares of Common Stock, and 2,111,900 Warrants owned of record by SVPL, and (iv) 606,250 shares of Common Stock owned of record by Duddell. The Warrants will become exercisable on 30 days after the Closing Date.

Each of the directors and officers of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c) The Reporting Persons effected the following transactions during the past 60 days:

•

Transfer of Shares. On December 30, 2022, Duddell distributed a total of 3,718,750 shares of Common Stock, leaving their total shares of Common Stock at a total of 606,250. These shares were transferred to the following recipients without any consideration: i) 673,466 shares to MCIL, ii) 2,198,525 shares to BW, and iii) 846,759 shares to SVPL.

•

Transfer of Warrants. On January 17, 2023, Duddell transferred their aggregate holdings of 7,000,000 Warrants as follows: 1,267,700 Warrants to MCIL, 4,138,400 Warrants to BW and 1,593,900 Warrants to SVPL.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2023

DUDDELL STREET HOLDINGS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Director

MASO CAPITAL PARTNERS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Director

MASO CAPITAL INVESTMENTS LIMITED

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Director

BLACKWELL PARTNERS LLC – SERIES A

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Director

STAR V PARTNERS LLC

By:	/s/ Manoj Jain
Name: Manoj Jain
Title: Director

MANOJ JAIN

By:	/s/ Manoj Jain

SOHIT KHURANA

By:	/s/ Sohit Khurana

SCHEDULE I

Executive Officers and Directors of Maso Capital Partners Limited

The name and principal occupation of each director and executive officer of Maso Capital Partners Limited are set forth below. The business address for each person listed below is 8/F Printing House, 6 Duddell Street, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship	Beneficial Ownership of Common Stock)
Manoj Jain	Co-Chief Investment Officer and Co-Founder of MCPL	United Kingdom	37,913,731 (1)
Sohit Khurana	Co-Chief Investment Officer and Co-Founder of MCPL	United Kingdom	37,913,731 (1)
Allan Finnerty	Chief Operating Officer and Co-Founder of MCPL	Ireland	None

(1)

Includes (i) 3,450,320 shares of Common Stock, and 1,656,700 Warrants owned of record by MCIL, (ii) 17,854,774 shares of Common Stock, and 5,231,400 Warrants owned of record by BW, (iii) 7,002,387 shares of Common Stock, and 2,111,900 Warrants owned of record by SVPL, and (iv) 606,250 shares of Common Stock owned of record by Duddell, for which Manoj Jain and Sohit Khurana may be deemed to have beneficial ownership. MCPL is the investment manager of MCIL, BW and SV. MCPL is beneficially owned and controlled by Mr. Jain and Mr. Khurana, each of whom disclaims beneficial ownership of these Common Stocks.

Except as set forth in this Schedule 13D/A, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any of the Common Stocks of the Issuer beneficially owned by the Reporting Persons.